Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730
Main Tel (713) 238-3000
Main Fax (713) 238-4888
www.mayerbrown.com
Marc H. Folladori
Direct Tel (713) 238-2696
Direct Fax (713) 238-4696
mfolladori@mayerbrown.com
May 20, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Division of Corporation Finance

Re:	ION Geophysical Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 001-12691

Registration Statement on Form S-3
Filed April 20, 2010
File No. 333-166200
Dear Ladies and Gentlemen:
     This letter is being delivered to confirm the conversation between Jeffrey M. Dobbs with our firm and Alexandra M. Ledbetter with the Securities and Exchange Commission on May 19, 2010, regarding the response of ION Geophysical Corporation to the comments raised by the staff of the SEC in the staff’s letter dated May 17, 2010, addressed to Mr. R. Brian Hanson with the company. As discussed with Ms. Ledbetter, ION Geophysical Corporation intends to provide its response to the comment letter by no later than Friday, June 4, 2010, and will endeavor to provide its response as soon as practicable prior thereto.
     Please feel free to contact the undersigned at 713-238-2696 or David L. Roland, Esq., Senior Vice President, General Counsel and Corporate Secretary of the company, at 281-552-3308 if you have any questions or need further information.

Sincerely,
/s/ Marc H. Folladori
Marc H. Folladori

cc:	David L. Roland, Esq. Jeffrey M. Dobbs, Esq.
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